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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                            ------------------------

                          KAPSON SENIOR QUARTERS CORP.
                           (NAME OF SUBJECT COMPANY)

                          KAPSON SENIOR QUARTERS CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    $2.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, PAR VALUE $.01 PER SHARE
                       (TITLES OF CLASSES OF SECURITIES)

                                   485624100
                                   485624209
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                                  GLENN KAPLAN
                          KAPSON SENIOR QUARTERS CORP.
                          125 FROEHLICH FARM BOULEVARD
                            WOODBURY, NEW YORK 11797
                                 (516) 921-8900
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:
                             ARNOLD J. LEVINE, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                         NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000

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     This Amendment No. 2 amends the Amendment No. 1 to the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 17, 1998 by Kapson Senior Quarters Corp., a Delaware corporation (the 'Company'), relating to the tender offer being made by Prometheus Acquisition Corp., a Delaware corporation, a wholly owned subsidiary of Prometheus Senior Quarters, LLC, a Delaware limited liability company, and an affiliate of Lazard Freres Real Estate Investors, L.L.C., a Delaware limited liability company, to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company and all of the outstanding shares of $2.00 Convertible Exchangeable Preferred Stock, par value $.01 per share, of the Company.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended as follows:


EXHIBIT NO.      DOCUMENT
---------------  --------------------------------------------------------------------------------------------------
Exhibit 1*       Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among Prometheus
                 Senior Quarters, LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp.
Exhibit 2*       Pages 5-16 of the Proxy Statement, dated June 23, 1997, of Kapson Senior Quarters Corp.
Exhibit 3*       Form of operating agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan and Senior
                 Quarters Management Corp.
Exhibit 4*       Master Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne L.
                 Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 5*       Interim Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne
                 L. Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 6*       Letter agreement relating to the indemnification of Glenn Kaplan, Wayne L. Kaplan and Evan A.
                 Kaplan by Kapson Senior Quarters Corp.
Exhibit 7*       Home Health Agency letter agreement, dated February 23, 1998, among Glenn Kaplan, Wayne L. Kaplan,
                 Evan A. Kaplan, Kapson Senior Quarters Corp., Prometheus Senior Quarters, LLC and Prometheus
                 Acquisition Corp.
Exhibit 8*       Second Amended and Restated Stockholders Agreement, dated as of February 23, 1998, among
                 Prometheus Senior Quarters, LLC, Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.
Exhibit 9*       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Glenn Kaplan.
Exhibit 10*      Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Wayne L. Kaplan.
Exhibit 11*      Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Evan A. Kaplan.
Exhibit 12*      Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Raymond DioGuardi.
Exhibit 13*      Amended and Restated Escrow Agreement, dated as of February 23, 1998, and related letter agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan, Kapson Senior Quarters Corp. and Prometheus
                 Acquisition Corp.
Exhibit 14*      Press release, dated February 24, 1998.
Exhibit 15+      Opinion, dated February 23, 1998, of Salomon Smith Barney.
Exhibit 16*      Opinion, dated February 23, 1998, of J. P. Morgan Securities Inc.


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*Previously filed.


+Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                  KAPSON SENIOR QUARTERS CORP.

Dated: March 23, 1998                             By /s/ GLENN KAPLAN
                                                     --------------------------
                                                     Glenn Kaplan
                                                     Chairman of the Board and
                                                     Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT NO.      DOCUMENT
---------------  --------------------------------------------------------------------------------------------------
Exhibit 1*       Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among Prometheus
                 Senior Quarters, LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp.
Exhibit 2*       Pages 5-16 of the Proxy Statement, dated June 23, 1997, of Kapson Senior Quarters Corp.
Exhibit 3*       Form of operating agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan and Senior
                 Quarters Management Corp.
Exhibit 4*       Master Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne L.
                 Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 5*       Interim Management Services Agreement, dated as of September 30, 1997, among Glenn Kaplan, Wayne
                 L. Kaplan, Evan A. Kaplan and Senior Quarters Management Corp.
Exhibit 6*       Letter agreement relating to the indemnification of Glenn Kaplan, Wayne L. Kaplan and Evan A.
                 Kaplan by Kapson Senior Quarters Corp.
Exhibit 7*       Home Health Agency letter agreement, dated February 23, 1998, among Glenn Kaplan, Wayne L. Kaplan,
                 Evan A. Kaplan, Kapson Senior Quarters Corp., Prometheus Senior Quarters, LLC and Prometheus
                 Acquisition Corp.
Exhibit 8*       Second Amended and Restated Stockholders Agreement, dated as of February 23, 1998, among
                 Prometheus Senior Quarters, LLC, Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.
Exhibit 9*       Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Glenn Kaplan.
Exhibit 10*      Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Wayne L. Kaplan.
Exhibit 11*      Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Evan A. Kaplan.
Exhibit 12*      Amended and Restated Employment Agreement, dated as of February 23, 1998, between Kapson Senior
                 Quarters Corp. and Raymond DioGuardi.
Exhibit 13*      Amended and Restated Escrow Agreement, dated as of February 23, 1998, and related letter agreement among Glenn Kaplan, Wayne L. Kaplan, Evan A. Kaplan, Kapson Senior Quarters Corp. and Prometheus
                 Acquisition Corp.
Exhibit 14*      Press release, dated February 24, 1998, and tombstone advertisement, dated March 2, 1998.
Exhibit 15+      Opinion, dated February 23, 1998, of Salomon Smith Barney.
Exhibit 16*      Opinion, dated February 23, 1998, of J. P. Morgan Securities Inc.

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* Previously filed.
+ Filed herewith.